SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 8, 2008

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F   ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED

FINANCIAL RESULTS

For the three months ended 31 March 2008

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended 31 December 2007 as filed with the Securities and Exchange Commission (“SEC”) on 29 April 2008.

As a consequence, the Group’s future financial condition, results of operations and cash flows, as well as the development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Group Limited (“the Company” or together with its subsidiaries, “the Group”) for the three months ended 31 March 2008. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations issued and effective at the time of this report.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has nearly 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues, operating profit and EBITDA for the three months ended 31 March 2008 were US$147.9m, US$61.8m and US$103.6m respectively (31 March 2007: US$140.8m, US$58.3m and US$99.6m respectively).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Final dividend

A final dividend in respect of 2007 of US$104.1m was approved by the directors on 28 March 2008 and will be paid to Inmarsat Holdings Limited (the parent company) on 21 May 2008.

Launch of the third Inmarsat-4 satellite

In August 2007, we signed a contract with International Launch Services (“ILS”) for the launch of our third Inmarsat-4 satellite on a Proton launch vehicle and were allocated a launch period of March-April 2008. In March 2008 a Proton Breeze M rocket carrying the satellite of another operator suffered an anomaly resulting in the failure of the mission. In view of this news, we have suspended plans to ship the third Inmarsat-4 satellite to the launch site and the launch has been postponed pending the results of an investigation of the failure by ILS and the Russian State Commission. We still expect the launch of the third Inmarsat-4 to occur as early as practicable in 2008. Global coverage for our BGAN, SwiftBroadband and FleetBroadband services, and our Global Satellite Phone Service will follow the successful deployment of the third Inmarsat-4 satellite and related network infrastructure and will therefore be impacted by the period of any delay in the launch. In addition, global roll-out of our Global Satellite Phone Service is dependent on the successful completion of the ongoing development of new user terminals which we currently believe will occur in mid-2009.

Revenues

Revenues for the three months ended 31 March 2008 were US$147.9m, an increase of US$7.1m, or 5.0%, compared with the three months ended 31 March 2007. The table below sets out the components of the Group’s total revenues for each of the periods under review:

	Three months ended 31 March		Increase/ (decrease)
	2008	2007
	(US$ in millions)%
Revenues
Maritime sector:
Voice services	26.4	26.3	0.4%
Data services	57.8	51.8	11.6%

Total maritime sector	84.2	78.1	7.8%
Land mobile sector:
Voice services	2.8	3.9	(28.2)%
Data services	28.4	28.4	0.0%

Total land mobile sector	31.2	32.3	(3.4)%
Aeronautical sector	12.7	10.1	25.7%
Leasing	17.1	17.5	(2.3)%

Total mobile satellite communications services	145.2	138.0	5.2%

Other income	2.7	2.8	(3.6)%

Total revenue	147.9	140.8	5.0%

During the three months ended 31 March 2008, revenues from mobile satellite communications services (“MSS”) were US$145.2m, an increase of US$7.2m, or 5.2%, compared with the three months ended 31 March 2007. Growth has been strongest in the newer services such as Fleet, BGAN and Swift 64.

Total active terminal numbers as at 31 March 2008 were in line with 31 March 2007. There was growth in both the maritime and aeronautical sectors, offset by a reduction in the land mobile sector. Maritime active terminals were up 2.9% period over period, which included 37% growth in our base of active Fleet terminals. This was partially offset by the discontinuation of the Inmarsat-A service as at 31 December 2007 (there were 3,347 active Inmarsat-A terminals at 31 December 2007). In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data) and ‘Classic’ aero (low-speed data) with increased active terminal numbers. In the land mobile sector, the decrease in active terminals is primarily due to a decrease in land voice through competition, partially offset by growth in BGAN. The table below sets out the active terminals by sector:

	As at 31 March
(000’s)	2008	2007
Active terminals(1)
Maritime	145.3	141.2
Land mobile	75.4	80.6
Aeronautical	9.2	8.1

Total active terminals	229.9	229.9

(1)

Active terminals are the number of subscribers (R-BGAN, BGAN and SPS) or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered at 31 March. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

Maritime Sector. During the three months ended 31 March 2008, revenues from the maritime sector were US$84.2m, an increase of US$6.1m, or 7.8%, compared with the three months ended 31 March 2007. This primarily reflects an increase in data revenues.

Revenues from data services in the maritime sector during the three months ended 31 March 2008 were US$57.8m, an increase of US$6.0m, or 11.6%, compared with the three months ended 31 March 2007. The increase in revenues from data services reflects greater demand, primarily as a result of the continued take-up and strong usage of our Fleet services. Incremental demand for Fleet terminals has also been driven by continued growth in the global shipping new-build market.

This quarter saw the first full quarter of contribution from our new high-speed maritime service, FleetBroadband. Whilst revenues from this service are not yet material, early indications are very encouraging and initial feedback has been positive.

Revenues from voice services in the maritime sector during the three months ended 31 March 2008 were US$26.4m, an increase of US$0.1m or 0.4% compared with the three months ended 31 March 2007. Historically our voice revenues for the maritime sector have been negatively affected by the migration of users from our higher-priced analogue service, which was discontinued as at 31 December 2007, to our lower-priced digital services and to a lesser extent by competition. During the three months ended 31 March 2008, these factors were offset by growth in demand for voice services particularly among users of our Fleet services.

Land Mobile Sector. During the three months ended 31 March 2008, revenues from the land mobile sector were US$31.2m, a decrease of US$1.1m, or 3.4%, compared with the three months ended 31 March 2007.

Revenues from data services in the land mobile sector during the three months ended 31 March 2008 were US$28.4m, in line with the three months ended 31 March 2007. This is a result of strong growth and usage of BGAN, offset by a decline in GAN high-speed data traffic following reduced traffic levels in the Middle East and competition from VSAT. R-BGAN, which is due to be discontinued at 31 December 2008, was, as we had expected, also lower compared with the same period in the previous year, largely due to migration to BGAN.

During the first quarter of the year, land data services typically recover to normal levels of business following reduced activity over the end of year period. In 2008, although we recorded a more prolonged period of lower activity in January, volumes recovered strongly in late February and March.

Revenues from voice services in the land mobile sector during the three months ended 31 March 2008 were US$2.8m, a decrease of US$1.1m, or 28.2%, compared with the three months ended 31 March 2007. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators.

Revenues from BGAN services during the three months ended 31 March 2008 are set out in the table below. These figures include voice, data and subscription revenues.

	Three months ended 31 March
BGAN Services	2008	2007
Revenues (US$ in millions)	13.8	7.1
Active subscribers	18,509	9,842

Aeronautical Sector. During the three months ended 31 March 2008, revenues from the aeronautical sector were US$12.7m, an increase of US$2.6m or 25.7%, compared with the three months ended 31 March 2007. The increase continues to be attributed primarily to our Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing. During the three months ended 31 March 2008, revenues from leasing were US$17.1m, a decrease of US$0.4m, or 2.3%, compared with the three months ended 31 March 2007. The decrease is a result of the non-renewal of a navigation contract and reduced terms for a maritime lease partially offset by several new aeronautical leases.

Other income. Other income was US$2.7m for the three months ended 31 March 2008, a decrease of US$0.1m, or 3.6%, compared with the three months ended 31 March 2007. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of SPS end-user terminals.

Seasonality – Impact of volume discounts. Revenues are impacted by volume discounts which increase over the course of the year with lower discount levels in early quarters and higher discounts in later quarters as our distribution partners meet specific volume thresholds. The effect of these volume discounts will be most prominent in the third and fourth quarters. During the three months ended 31 March 2008, volume discounts were US$9.3m, an increase of US$1.0m, or 12.0%, compared with the three months ended 31 March 2007. The total amount of volume discounts is affected by the growth in underlying revenue and the consolidation of distribution partners. Vizada Satellite Communications and Telenor Satellite Services completed a merger in September 2007, which we expect will result in additional volume discounts in 2008 compared to 2007.

Net operating costs

Net operating costs in the three months ended 31 March 2008 were US$44.3m, compared to US$41.2m in the three months ended 31 March 2007. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended 31 March
(US$ in millions)	2008	2007
Employee benefit costs	(25.8)	(22.7)
Network and satellite operations costs	(8.9)	(8.4)
Other operating costs	(14.8)	(14.1)
Work performed by the Group and capitalized	5.2	4.0

Total net operating costs	(44.3)	(41.2)

Impact of hedged foreign exchange rate

The functional currency of the Group is US Dollars. Approximately 60% of the Group’s costs are denominated in Sterling. Net operating costs in the first quarter of 2008 have been affected by the adverse movement in the Group’s hedged rate of exchange from US$1.81/£1.00 in 2007 to US$2.01/£1.00 in 2008. The movement in the hedged rate of exchange in the quarter has resulted in an increase in comparative costs of US$2.5m.

Employee benefit costs

Employee benefit costs during the three months ended 31 March 2008 were US$25.8m, an increase of US$3.1m, or 13.7% compared with the three months ended 31 March 2007. The increase can primarily be attributed to an adverse movement in the Group’s hedged rate of exchange, higher salary costs, increased stock option costs due to new share awards which commenced in March, May and September 2007 and additional headcount in both London and Batam (our operation in Indonesia). Total full-time equivalent headcount at 31 March 2008 was 469 compared to 443 as at 31 March 2007.

Network and satellite operations costs

Network and satellite operations costs during the three months ended 31 March 2008 were US$8.9m, an increase of US$0.5m, or 6.0%, compared with the three months ended 31 March 2007. The increase is primarily due to additional support and maintenance contracts, in respect of network infrastructure, year on year.

Other operating costs

Other operating costs during the three months ended 31 March 2008 were US$14.8m, an increase of US$0.7m, or 5.0%, compared with the three months ended 31 March 2007. The increase relates to the movement in the Group’s hedged rate of exchange, which has been partially offset by a foreign exchange gain of US$0.7m recognized in the three months ended 31 March 2008, compared to a foreign exchange loss in the same period in 2007 of US$0.7m.

Work performed by the Group and capitalized

Own work capitalized during the three months ended 31 March 2008 was US$5.2m, an increase of US$1.2m, or 30.0%, compared with the three months ended 31 March 2007. The increase can be attributed, in part, to the movement in the Group’s hedged rate of exchange. Own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programme to the GSPS network and terminals and the Alphasat project. We continue to capitalize costs in relation to work on the launch of the third Inmarsat-4 satellite which is expected during 2008.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 31 March 2008 was US$103.6m, an increase of US$4.0m, or 4.0%, compared with the three months ended 31 March 2007. EBITDA margin has decreased from 70.7% for the three months ended 31 March 2007 to 70.0% for the three months ended 31 March 2008, primarily as a result of the adverse movement in the Group’s hedged rate of exchange.

Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended 31 March
(US$ in millions)	2008	2007
Profit for the period	28.9	26.8
Add back:
Income tax expense	12.0	11.8
Net interest payable	20.9	19.7
Depreciation and amortization	41.8	41.3

EBITDA	103.6	99.6

EBITDA margin	70.0%	70.7%

Depreciation and amortization

During the three months ended 31 March 2008, depreciation and amortization was US$41.8m, an increase of US$0.5m, or 1.2%, compared with the three months ended 31 March 2007. The increase relates to higher depreciation on the Inmarsat-4 satellites and BGAN assets, partially offset by lower depreciation on the Inmarsat-2 satellites which are now fully written off for accounting purposes.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 31 March 2008 was US$61.8m, an increase of US$3.5m, or 6.0%, compared with the three months ended 31 March 2007.

Net interest payable

Net interest payable for the three months ended 31 March 2008 was US$20.9m, an increase of US$1.2m compared with the three months ended 31 March 2007.

Interest payable for the three months ended 31 March 2008 was US$21.2m, an increase of US$0.6m compared with the three months ended 31 March 2007. The increase is attributable to the subordinated parent company loan, with interest accreting to principal semi-annually, additional interest in respect of the increased Senior Revolving Credit Facility (US$100.0m at 31 March 2008 compared to US$50.0m at 31 March 2007) and the premium on the Senior Notes bought back in March 2008, which has been expensed. Partially offsetting this increase was a decrease in interest payable as a result of additional Senior Notes held by ourselves (US$146.7m at 31 March 2008 compared to US$53.6m at 31 March 2007).

Interest receivable for the three months ended 31 March 2008 was US$0.3m, a decrease of US$0.6m compared with the three months ended 31 March 2007.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 31 March 2008 was US$40.9m, an increase of US$2.3m, or 6.0%, compared with the three months ended 31 March 2007.

Income tax expense

The tax charge for the three months ended 31 March 2008 was US$12.0m, compared with US$11.8m for the three months ended 31 March 2007. The increase in the tax charge is largely driven by an increase in profits, which was partly offset by the reduction in the projected annual tax rate from 30% to 28.5% following the reduction in the Corporation Tax rate from 30% to 28% from 1 April 2008.

The decrease in effective tax rate from 30.6% for the three months ended 31 March 2007 to 29.3% for the three months ended 31 March 2008, is as a result of the reduction in the projected annual tax rate from 30% to 28.5%.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 31 March 2008 was US$28.9m, an increase of US$2.1m, or 7.8%, compared with the three months ended 31 March 2007.

Liquidity and capital resources

The Group had net borrowings at 31 March 2008 of US$1,299.4m primarily comprising Senior Credit Facility drawings of US$350.0m, Senior Notes of US$163.7m (net of US$146.7m Senior Notes held by the Group, being 47.3% of the aggregate principal amount outstanding), subordinated parent company loan of US$739.6m (including accretion of principal) and deferred satellite payments of US$50.1m, net of cash and cash equivalents of US$3.5m. See note 6. The total borrowings figures given in note 6 can be reconciled to the net borrowings figure above as follows:

(US$ in millions)	As at 31 March 2008	As at 31 December 2007
Total borrowings	1,302.9	1,312.9
Cash and cash equivalents	(3.5)	(31.3)

Net Borrowings	1,299.4	1,281.6

Net cash generated from operating activities during the three months ended 31 March 2008 was US$74.6m compared to US$83.7m during the three months ended 31 March 2007. The decrease primarily relates to movements in working capital, reflecting an increase in trade receivables at 31 March 2008 compared to 31 March 2007. The increase in trade receivables was due to increased revenues during the first quarter of 2008 compared to the same period in 2007 and to several leases which were billed in March 2008.

Net cash used in investing activities during the three months ended 31 March 2008 was US$70.0m compared with US$31.4m for the three months ended 31 March 2007, reflecting milestone payments and launch costs for the third Inmarsat-4 satellite, milestone payments for the third Satellite Access Station in Hawaii and expenditure on the Alphasat project.

Net cash used in financing activities during the three months ended 31 March 2008 was US$38.7m compared to net cash generated of US$35.7m for the three months ended 31 March 2007. During the three months ended 31 March 2008 the Group paid US$13.6m of interest on Senior Notes and Facilities and purchased US$55.1m principal amount of its Senior Notes. Offsetting these outflows in part was the net draw down in the period of US$30.0m on the Senior Revolving Credit Facility (US$300.0m facility). During the three months ended 31 March 2007 the Group drew down US$50.0m on the revolving Senior Credit Facility, paid US$13.8m of interest costs on Senior Notes and Facilities and paid fees of US$0.5m related to a finance lease disposal.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Recent Events

Subsequent to 31 March 2008 there have been no material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended 31 March
(US$ in millions)	2008	2007
Revenue	147.9	140.8
Employee benefit costs	(25.8)	(22.7)
Network and satellite operations costs	(8.9)	(8.4)
Other operating costs	(14.8)	(14.1)
Work performed by the Group and capitalized	5.2	4.0
Depreciation and amortization	(41.8)	(41.3)

Operating profit	61.8	58.3
Interest receivable and similar income	0.3	0.9
Interest payable and similar charges	(21.2)	(20.6)

Net interest payable	(20.9)	(19.7)

Profit before income tax	40.9	38.6
Income tax expense	(12.0)	(11.8)

Profit for the period	28.9	26.8

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

(unaudited)

	Three months ended 31 March
(US$ in millions)	2008	2007
Net losses on cash flow hedges	(6.9)	(2.1)
Tax credited directly to equity	1.8	0.6

Net losses recognized directly in equity	(5.1)	(1.5)

Profit for the period	28.9	26.8

Total recognized income for the period	23.8	25.3

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(US$ in millions)	As at 31 March 2008 (unaudited)	As at 31 December 2007 (audited)
Assets
Non-current assets
Property, plant and equipment	1,281.9	1,266.5
Intangible assets	516.5	519.4

	1,798.4	1,785.9

Current assets
Cash and cash equivalents	3.5	31.3
Trade and other receivables	215.9	175.5
Inventories	6.1	4.9
Derivative financial instruments	1.0	0.5

	226.5	212.2

Total assets	2,024.9	1,998.1

Liabilities
Current liabilities
Borrowings	118.5	82.2
Trade and other payables	110.7	121.0
Provisions	0.6	0.1
Current income tax liabilities	29.9	21.4
Derivative financial instruments	5.3	3.5

	265.0	228.2

Non-current liabilities
Borrowing	1,184.4	1,230.7
Other payables	7.7	4.8
Provisions	29.8	29.6
Deferred income tax liabilities	148.3	147.0
Derivative financial instruments	14.2	7.7

	1,384.4	1,419.8

Total liabilities	1,649.4	1,648.0

Net assets	375.5	350.1

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	2.1	5.5
Retained earnings/(accumulated losses)	26.9	(1.9)

Total shareholders’ equity	375.5	350.1

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended 31 March
(US$ in millions)	2008	2007
Cash flow from operating activities
Cash generated from operations	74.4	83.0
Interest received	0.4	0.8
Income taxes paid	(0.2)	(0.1)

Net cash inflow from operating activities	74.6	83.7

Cash flow from investing activities
Purchase of property, plant and equipment	(61.3)	(24.7)
Work performed by the Group and capitalized	(7.4)	(5.2)
Payment under ACeS collaboration arrangement	(1.3)	(1.5)

Net cash used in investing activities	(70.0)	(31.4)

Cash flow from financing activities
Net drawdown of Revolving Senior Credit Facility	30.0	50.0
Interest paid on Senior Notes and Facilities	(13.6)	(13.8)
Finance lease disposal fees	—	(0.5)
Purchase of Senior Notes	(55.1)	—

Net cash (used in)/generated by financing activities	(38.7)	35.7

Foreign exchange adjustment	—	(0.4)

Net (decrease)/increase in cash and cash equivalents	(34.1)	87.6

Movement in cash and cash equivalents
At beginning of period	31.2	39.3
Net (decrease)/increase in cash and cash equivalents	(34.1)	87.6

As reported on balance sheet (net of bank overdrafts)	(2.9)	126.9

At end of period, comprising
Cash at bank and in hand	1.8	1.7
Short-term deposits with original maturity of less than 3 months	1.7	125.3
Bank overdrafts	(6.4)	(0.1)

	(2.9)	126.9

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Group Limited and its subsidiaries (“the Group”) is the provision of mobile satellite communications services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 8 May 2008.

2. Principal accounting policies

Basis of preparation

The unaudited Group results for the three months ended 31 March 2008 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages F3-F46 of the consolidated financial statements for the year to 31 December 2007 as filed with the SEC on Form 20-F on 29 April 2008.

The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS. These interim financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three months ended 31 March 2008 are not necessarily indicative of the results that may be expected for the year ending 31 December 2008. The consolidated balance sheet as at 31 December 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

Comparatives

The Group previously classified ‘Work performed by the Group and capitalized’ within ‘Cash flow from operating activities.’ Management believes that the inclusion as part of ‘Cash flow from investing activities’ is a fairer representation of the Group’s activities and as a result, US$5.2m of cash flow for the three months ended 31 March 2007 has been reclassified from ‘Cash flow from operating activities’ to ‘Cash flow from investing activities’ to conform with our 2007 annual presentation.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services (“MSS”).

“Other” in the three months ended 31 March 2008 and 2007 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format – business segments

	Three months ended 31 March 2008 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total
Revenue(a)	146.1	1.8	—	147.9

Segment result (operating profit/(loss))	62.0	(0.2)	—	61.8
Net interest charged to the Income Statement	—	—	(20.9)	(20.9)

Profit before income tax				40.9
Income tax expense				(12.0)

Profit for the period				28.9

Segment assets	2,021.4	—	3.5	2,024.9
Segment liabilities	(168.3)	—	(1,481.1)	(1,649.4)
Capital expenditure(b)	(54.3)	—	—	(54.3)
Depreciation	(36.3)	—	—	(36.3)
Amortization of intangible assets	(5.5)	—	—	(5.5)

(a)	Revenue from the sale of user terminals is classified as MSS revenue for the purpose of segment reporting.
(b)	Capital expenditure stated using accruals basis.

	Three months ended 31 March 2007 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total
Revenue(a)	138.3	2.5	—	140.8

Segment result (operating profit)	57.5	0.8	—	58.3
Net interest charged to the Income Statement	—	—	(19.7)	(19.7)

Profit before income tax				38.6
Income tax expense				(11.8)

Profit for the period				26.8

Segment assets	1,945.9	—	127.0	2,072.9
Segment liabilities	(197.7)	—	(1,459.7)	(1,657.4)
Capital expenditure(b)	(26.0)	—	—	(26.0)
Depreciation	(36.1)	—	—	(36.1)
Amortization of intangible assets	(5.2)	—	—	(5.2)

(a)	Revenue from the sale of user terminals is classified as MSS revenue for the purpose of segment reporting.
(b)	Capital expenditure stated using accruals basis.

4. Net interest payable

	Three months ended 31 March (unaudited)
(US$ in millions)	2008	2007
Interest on subordinated parent company loan	(10.6)	(9.4)
Interest on Senior Notes and Senior Credit Facilities	(8.8)	(9.0)
Unwinding of discount on deferred satellite liabilities	(0.7)	(0.9)
Amortization of debt issue costs	(0.7)	(0.7)
Pension and post-retirement liability finance costs	(0.1)	(0.4)
Other interest payable	(0.2)	(0.2)
Interest rate swap	(0.1)	—

Total interest payable and similar charges	(21.2)	(20.6)

Bank interest receivable and other interest	0.3	0.9

Total interest receivable and similar income	0.3	0.9

Net interest payable	(20.9)	(19.7)

5. Reconciliation of Movement in Shareholder’s Equity

(US$ in millions)	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
Balance at 1 January 2007 (audited)	0.4	346.1	14.1	29.2	389.8
Profit for the year	—	—	—	98.9	98.9
Dividend Payable	—	—	—	(135.3)	(135.3)
Actuarial gains from pension and post-retirement benefits	—	—	—	7.3	7.3
Share option charge	—	—	4.0	—	4.0
Net fair value gains – cash flow hedges	—	—	(12.6)	—	(12.6)
Tax credited directly to equity	—	—	—	(2.0)	(2.0)

Balance at 31 December 2007 (audited)	0.4	346.1	5.5	(1.9)	350.1

Profit for the period	—	—	—	28.9	28.9
Share option charge	—	—	1.6	—	1.6
Net fair value gains – cash flow hedges	—	—	(5.0)	—	(5.0)
Tax credited directly to equity	—	—	—	(0.1)	(0.1)

Balance at 31 March 2008 (unaudited)	0.4	346.1	2.1	26.9	375.5

6. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at 31 March 2008 (unaudited)			As at 31 December 2007 (audited)
(US$ in millions)	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
Senior Credit Facility	350.0	(1.0)	349.0	320.0	(1.1)	318.9
Subordinated parent company loan – principal	723.6	—	723.6	723.6	—	723.6
– interest	16.0	—	16.0	5.4	—	5.4
Senior Notes(a)	163.7	(6.8)	156.9	218.8	(7.2)	211.6
Premium on Senior Notes	0.9	—	0.9	0.9	—	0.9
Deferred satellite payments	50.1	—	50.1	52.4	—	52.4
Bank overdrafts	6.4	—	6.4	0.1	—	0.1

Total Borrowings	1,310.7	(7.8)	1,302.9	1,321.2	(8.3)	1,312.9

(a)	During the quarter ended 31 March 2008 the Group purchased a further US$55.1m principal amount of its Senior Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: May 8, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: May 8, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer